                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 9)(1)

                            Whitehall Jewellers, Inc.
                            -------------------------
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                  965 063 10 0
                                  ------------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 12, 2006
                                 ----------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box /X/.

         NOTE.  Schedules  filed in paper format shall include a signed original and five copies of the  schedule,  including  all  exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 19 Pages)

--------
(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 2 of 19 Pages
---------------------                                     ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          NEWCASTLE PARTNERS, L.P.
--------------------------------------------------------------------------------
    2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) /X/
                                                                        (b) / /
--------------------------------------------------------------------------------
    3          SEC USE ONLY

--------------------------------------------------------------------------------
    4          SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
    5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) OR 2(e)                                         / /
--------------------------------------------------------------------------------
    6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,018,400
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,018,400
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    2,018,400
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                      / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    12.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 3 of 19 Pages
---------------------                                     ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          NEWCASTLE CAPITAL MANAGEMENT, L.P.
--------------------------------------------------------------------------------
    2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) /X/
                                                                        (b) / /
--------------------------------------------------------------------------------
    3          SEC USE ONLY

--------------------------------------------------------------------------------
    4          SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
    5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) OR 2(e)                                         / /
--------------------------------------------------------------------------------
    6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,018,400
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,018,400
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    2,018,400
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                      / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    12.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 4 of 19 Pages
---------------------                                     ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          NEWCASTLE CAPITAL GROUP, L.L.C.
--------------------------------------------------------------------------------
    2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) /X/
                                                                        (b) / /
--------------------------------------------------------------------------------
    3          SEC USE ONLY

--------------------------------------------------------------------------------
    4          SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
    5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) OR 2(e)                                         / /
--------------------------------------------------------------------------------
    6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,018,400
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,018,400
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    2,018,400
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                      / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    12.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 5 of 19 Pages
---------------------                                     ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          JWL ACQUISITION CORP.
--------------------------------------------------------------------------------
    2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) /X/
                                                                        (b) / /
--------------------------------------------------------------------------------
    3          SEC USE ONLY

--------------------------------------------------------------------------------
    4          SOURCE OF FUNDS*

--------------------------------------------------------------------------------
    5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) OR 2(e)                                         / /
--------------------------------------------------------------------------------
    6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                      / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 6 of 19 Pages
---------------------                                     ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          MARK E. SCHWARZ
--------------------------------------------------------------------------------
    2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) /X/
                                                                        (b) / /
--------------------------------------------------------------------------------
    3          SEC USE ONLY

--------------------------------------------------------------------------------
    4          SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
    5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) OR 2(e)                                         / /
--------------------------------------------------------------------------------
    6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,018,400
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,018,400
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    2,018,400
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                      / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    12.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 7 of 19 Pages
---------------------                                     ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          STEVEN J. PULLY
--------------------------------------------------------------------------------
    2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) /X/
                                                                        (b) / /
--------------------------------------------------------------------------------
    3          SEC USE ONLY

--------------------------------------------------------------------------------
    4          SOURCE OF FUNDS*

--------------------------------------------------------------------------------
    5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) OR 2(e)                                         / /
--------------------------------------------------------------------------------
    6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                      / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 8 of 19 Pages
---------------------                                     ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          JOHN P. MURRAY
--------------------------------------------------------------------------------
    2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) /X/
                                                                        (b) / /
--------------------------------------------------------------------------------
    3          SEC USE ONLY

--------------------------------------------------------------------------------
    4          SOURCE OF FUNDS*

--------------------------------------------------------------------------------
    5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) OR 2(e)                                         / /
--------------------------------------------------------------------------------
    6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                      / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 9 of 19 Pages
---------------------                                     ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          MARK A. FORMAN
--------------------------------------------------------------------------------
    2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) /X/
                                                                        (b) / /
--------------------------------------------------------------------------------
    3          SEC USE ONLY

--------------------------------------------------------------------------------
    4          SOURCE OF FUNDS*

--------------------------------------------------------------------------------
    5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) OR 2(e)                                         / /
--------------------------------------------------------------------------------
    6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                      / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 10 of 19 Pages
---------------------                                     ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          CLINTON J. COLEMAN
--------------------------------------------------------------------------------
    2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) /X/
                                                                        (b) / /
--------------------------------------------------------------------------------
    3          SEC USE ONLY

--------------------------------------------------------------------------------
    4          SOURCE OF FUNDS*

--------------------------------------------------------------------------------
    5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) OR 2(e)                                         / /
--------------------------------------------------------------------------------
    6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                      / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 11 of 19 Pages
---------------------                                     ----------------------

         The following  constitutes  Amendment No. 9 ("Amendment  No. 9") to the
Schedule 13D filed by the undersigned.  This Amendment No. 9 amends the Schedule
13D as specifically set forth.

         Item 4 is hereby amended to add the following:

         On January 12, 2006,  Newcastle Partners,  L.P.  ("Newcastle") issued a press release announcing that it had received a letter from Whitehall Jewellers,
Inc. ("Whitehall") which, although criticizing  Newcastle's current tender offer as not superior,  does hold out the possibility  that Whitehall might finally be willing to meet with  Newcastle  after  weeks of delay to  negotiate  definitive agreements to consummate  Newcastle's  cash tender offer for Whitehall's  common stock.  A copy  of the  press  release  is  attached  hereto  as  Exhibit  9 and incorporated herein by reference.

         On  January  4,  2006,  Newcastle  increased  the bid price of its cash tender  offer to  purchase  all of the  outstanding  shares of  common  stock of
Whitehall  from  $1.20 per  share to $1.50 per  share.  In  addition,  Newcastle eliminated  and/or  amended a number of the conditions to its cash tender offer, including  the  following:  (i) the  condition  requiring no adverse  changes in securities,  banking or credit  market  conditions  has been  deleted;  (ii) the condition  requiring that no alternative tender offer by a competing third party or significant  stock ownership by a third party has been eliminated;  (iii) the condition  providing that there be no governmental or third party  litigation or certain other actions relating to the tender offer has been eliminated; (iv) the condition providing that no material adverse change with respect to the value of
Whitehall has been eliminated,  and replaced with the equivalent  condition from the  Prentice  Capital  Management,  L.P.  agreements  agreed to by the Board of
Directors;  and (v) the condition  providing that no material  contractual right has been impaired or no  indebtedness  has been  accelerated  as a result of the tender  offer has been  eliminated.  Finally,  on  January  4,  2006,  Newcastle extended  its tender  offer for all of the common stock of Whitehall to 5:00 pm,
New York City time on Friday,  January 27, 2006. The tender offer was previously set to expire at midnight New York City time on  Wednesday,  January 4, 2006. As of the close of business  on January 3, 2006,  a total of  3,303,554  shares had been tendered in and not withdrawn from the offer.

         Item 7 is hereby amended to add the following exhibit:

         9. Press Release issued by Newcastle Partners,  L.P., dated January 12,
2006.

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 12 of 19 Pages
---------------------                                     ----------------------

                                   SIGNATURES

         After  reasonable  inquiry and to the best of his knowledge and belief, each of the  undersigned  certifies  that  the  information  set  forth  in this
Statement is true, complete and correct.

Dated:   January 13, 2006             NEWCASTLE PARTNERS, L.P.

                                      By: Newcastle Capital Management, L.P.,
                                          its General Partner

                                      By: Newcastle Capital Group, L.L.C.,
                                          its General Partner

                                      By: /s/ Mark E. Schwarz
                                          --------------------------------------
                                          Mark E. Schwarz, Managing Member

                                      NEWCASTLE CAPITAL MANAGEMENT, L.P.

                                      By: Newcastle Capital Group, L.L.C.,
                                          its General Partner

                                      By: /s/ Mark E. Schwarz
                                          --------------------------------------
                                          Mark E. Schwarz, Managing Member

                                      NEWCASTLE CAPITAL GROUP, L.L.C.

                                      By: /s/ Mark E. Schwarz
                                          --------------------------------------
                                          Mark E. Schwarz, Managing Member

                                      JWL ACQUISITION CORP.

                                      By: /s/ John P. Murray
                                          --------------------------------------
                                         John P. Murray, President

                                      /s/ Mark E. Schwarz
                                      ------------------------------------------
                                      MARK E. SCHWARZ

                                      /s/ Steven J. Pully
                                      ------------------------------------------
                                      STEVEN J. PULLY

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 13 of 19 Pages
---------------------                                     ----------------------

                                      /s/ John P. Murray
                                      ------------------------------------------
                                      JOHN P. MURRAY

                                      /s/ Mark A. Forman
                                      ------------------------------------------
                                      MARK A. FORMAN

                                      /s/ Clinton J. Coleman
                                      ------------------------------------------
                                      CLINTON J. COLEMAN

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 14 of 19 Pages
---------------------                                     ----------------------

                                  EXHIBIT INDEX
                                  -------------

Exhibit                                                                     Page
-------                                                                     ----

1.   Joint Filing  Agreement by and among Newcastle  Partners,  L.P.,        --
     Newcastle  Capital  Management,  L.P.,  Newcastle Capital Group,
     L.L.C.  and Mark E.  Schwarz,  dated April 18, 2005  (previously filed).

2.   Joint Filing  Agreement by and among Newcastle  Partners,  L.P.,        --
     Newcastle  Capital  Management,  L.P.,  Newcastle Capital Group,
     L.L.C.,  Mark E. Schwarz and Steven J. Pully, dated July 6, 2005
     (previously filed).

3.   Letter to the Special  Committee  of the Board of  Directors  of        --
     Whitehall  Jewellers,  Inc.,  dated October 26, 2005 (previously filed).

4.   Joint Filing  Agreement by and among Newcastle  Partners,  L.P.,        --
     Newcastle  Capital  Management,  L.P.,  Newcastle Capital Group,
     L.L.C.,  Mark E.  Schwarz,  Steven J. Pully and John P.  Murray,
     dated November 29, 2005 (previously filed).

5.   Director Nomination Letter to Whitehall  Jewellers,  Inc., dated        --
     December 13, 2005 (previously filed)

6.   Joint Filing and  Solicitation  Agreement by and among Newcastle        --
     Partners,  L.P.,  Newcastle Capital Management,  L.P., Newcastle
     Capital Group,  L.L.C.,  JWL Acquisition Corp., Mark E. Schwarz,
     Steven  J.  Pully,  John  P.  Murray,  Mark A.  Forman,  Mark J.
     Morrison  and  Clinton J.  Coleman,  dated  December  13,  2005.
     (previously filed)

7.   Press Release issued by Newcastle Partners,  L.P., dated January        --
     5, 2006. (previously filed)

8.   Press Release issued by Newcastle Partners,  L.P., dated January        --
     9, 2006. (previously filed)

9.   Press Release issued by Newcastle Partners,  L.P., dated January   15 to 19
     12, 2006.

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 15 of 19 Pages
---------------------                                     ----------------------

PRESS RELEASE

CONTACTS:
Daniel H. Burch (212)-929-5748
Jeanne M. Carr (212)-929-5916
MacKenzie Partners, Inc.

FOR IMMEDIATE RELEASE:
---------------------

 NEWCASTLE PARTNERS REQUESTS THAT WHITEHALL JEWELLERS FINALLY MEET WITH IT
                         AFTER WEEKS OF DELAY

 GLASS LEWIS SUPPORTS ELECTION OF NEWCASTLE NOMINEES TO WHITEHALL JEWELLERS'
         BOARD AND RECOMMENDS REJECTION OF PRENTICE FINANCING PROPOSALS

GLASS LEWIS RECOGNIZES PRENTICE FINANCING WOULD HAVE SUBSTANTIAL DILUTIVE EFFECT
    ON WHITEHALL SHAREHOLDERS AND WOULD GIVE PRENTICE CONTROL OF THE COMPANY
                 WITH NO PREMIUM PAID TO WHITEHALL SHAREHOLDERS

         DALLAS, TX - JANUARY 12, 2006 - Newcastle Partners,  L.P. is pleased to announce that  Newcastle has received a letter from  Whitehall  Jewellers,  Inc.
(Pink Sheets:  JWLR.PK) which,  although  criticizing  Newcastle's  offer as not superior,  does hold out the possibility that Whitehall might finally be willing to meet with Newcastle after weeks of delay to negotiate  definitive  agreements to consummate Newcastle's tender offer.

         Newcastle  Partners,  through its whole-owned  subsidiary,  commenced a cash tender  offer to purchase  all of the  outstanding  shares of  Whitehall on
December 5, 2005. On January 4, 2006, Newcastle announced that it was increasing its offer price to $1.50 per share,  extending the termination date of the offer to 5:00 pm, New York City time on Friday,  January 27, 2006 and  eliminating  or amending a number of  conditions  to its offer.  Newcastle now believes that the majority  of the  remaining  conditions  are now in the  control of the Board of
Directors of Whitehall.

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 16 of 19 Pages
---------------------                                     ----------------------

         Newcastle's response is set forth below:

                      "Newcastle Partners, L.P.

                                                                January 11, 2006

VIA FACSIMILE AND FEDERAL EXPRESS

Daniel Levy
c/o Board of Directors
Whitehall Jewellers, Inc.
155 North Wacker Drive
Chicago, Illinois  60606

Dear Dan:

         We find ourselves  responding to yet another letter from you, on behalf of Whitehall  Jewellers,  Inc., which we received today  criticizing the efforts made by Newcastle Partners,  L.P. to present a superior offer to Whitehall,  its stockholders  and  creditors.  In your  letter you again seek to  establish  yet another  roadblock  for  reasons  why  not  to  proceed,  criticizing  documents previously  delivered to Whitehall as drafts, which have never been commented on by Whitehall  despite our requests  for  comments,  as well as setting a list of preconditions  for meeting with us,  although we have been  requesting for weeks that we meet to discuss ALL issues  concerning our offer. It seems that what the
Board of Directors wants to do is to delay any negotiations with Newcastle until such time as a timely  closing is not  possible and  stockholders  are forced to choose  between the  coercive  and  inferior  Prentice  proposal and the Board's threat of a  bankruptcy  filing,  rather  than  Newcastle's  offer of  immediate liquidity at $1.50 per share.

         In an effort to move forward,  however,  and not argue about statements contained in your letter,  we propose that we meet  immediately  in New York, or any other place of your choosing, to negotiate definitive  documents,  including the draft Merger  Agreement and Bridge Loan previously  supplied to Whitehall by
Newcastle,  as well as any and all other  necessary  documents,  agreements  and mechanics  required or reasonably  advisable in  connection  with the timing and funding  of our  offer  and  related  financings,  as well  as the  transactions closings.  At this  meeting  we are  prepared  to  provide  bank  and  brokerage statements  verifying  that  Newcastle has capital of sufficient  amount and the liquidity to provide the proposed  financing and close the offer,  as well as to discuss appropriate mechanics in connection with the financing and offer, and to assure Whitehall that the necessary funds will be available at all times to fund the transaction.

         Newcastle  is  ready,  willing  and  able  to  meet  at  your  earliest convenience, and suggest tomorrow morning. We propose that a meeting be convened at 10:00 am at the offices of our attorneys,  Olshan Grundman Frome Rosenzweig &
Wolosky LLP,  Park Avenue  Tower,  65 East 55th Street,  New York,  New York. Of
course,  we would be  pleased  to have  tomorrow's  meeting  at your  attorney's offices  if you would  prefer--we  don't  stand on  formality,  we believe it is crucial that we finally meet to discuss  substantive  issues which could benefit all stockholders.

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 17 of 19 Pages
---------------------                                     ----------------------

         As we have continually  said, we do not believe the Prentice  financing proposal is in Whitehall's or its stockholders' best interests. We would welcome the  opportunity to proceed  forward and discuss any  reasonable  changes to the draft merger agreement and bridge financing  agreements we previously  submitted to Whitehall.  Our offer is fully capable of being promptly  consummated and the
Board should stop wasting valuable time by setting preconditions and negotiating through  public  filings  rather than at the  bargaining  table.  We call on the
Whitehall  Board to stop using  smear  tactics and  misstatements  in its public filings,  and to carefully review our offer and negotiate with us in good faith.
We are confident that under such a circumstance  a definitive  merger  agreement can be  promptly  negotiated  within 48 hours  and the  tender  offer  closed by
January 31, 2006. Under these circumstances,  we do not understand how the Board can justify selling up to 87% of Whitehall to Prentice for as little as $.75 per share rather than allowing  stockholders to receive $1.50 per share now from our offer.

         Newcastle and its representatives stand ready to meet with the Board of
Directors  and its  representatives  as soon as  possible.  Please  contact  the undersigned at (214) 661-7474 or our counsel,  Steven Wolosky  (212-451-2333) or
Adam Finerman (212-451-2289), to discuss any questions the Board might have.

                                      Very truly yours,

                                      NEWCASTLE PARTNERS, L.P.

                                      By: Newcastle Capital Management, L.P.,
                                          its general partner
                                      By: Newcastle Capital Group, L.L.C.,
                                          its general partner

                                      By: /s/ Mark Schwarz
                                          Mark Schwarz, Managing Member

cc:      Board of Directors
         Mr. Robert L. Baumgardner,
         Chief Executive Officer"

         Newcastle  Partners,  L.P. also  announced  today that another  leading proxy advisor, Glass Lewis & Co., has recommended that shareholders of Whitehall vote AGAINST the Prentice  Financing  proposals and FOR the  Newcastle  Partners director  nominees at the Special Meeting of Stockholders  scheduled for January
19, 2006.

         In its analysis, Glass Lewis recognized that, "Newcastle's tender offer presents  shareholders with a more certain value, and a premium, in exchange for their  shares," and that,  "Electing  the  Newcastle  nominees to the board will facilitate a sale agreement and fair value for Whitehall shareholders."

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 18 of 19 Pages
---------------------                                     ----------------------

         Speaking on behalf of Newcastle Partners,  managing member Mark Schwarz stated: "Having the premier proxy advisors, ISS and now Glass Lewis, recommend a vote FOR the  Newcastle  nominees  and a vote  AGAINST  the  Prentice  Financing proposals,  clearly bolsters our case that the current Board and management team do not have the best interests of shareholders at heart. We continue to urge our fellow  stockholders  to vote the GREEN proxy card to help produce maximum value for all Whitehall stockholders."

         Mr. Schwarz reiterated that: "We believe our offer provides Whitehall's shareholders  with a clearly superior  alternative to the Prentice  transaction.
With the elimination of the financing  contingency  condition from our offer, we do not  understand  how the Board can  continue to justify  selling up to 87% of
Whitehall  to  Prentice  for as little as $.75 per share  rather  than  allowing shareholders to receive $1.50 per share now."

         Mr. Schwarz  concluded,  "The Whitehall Board needs to act now to level the  playing  field  and  stop  the  Prentice  deal  from  going  forward  until shareholders  are able to make an  unimpeded  choice as to whether they want our premium  offer  of  $1.50  per  share  or the  Prentice  Financing  which  gives shareholders no payment whatsoever."

         Newcastle, through its whole-owned subsidiary,  commenced a cash tender offer to purchase  all of the  outstanding  shares of  Whitehall  on December 5,
2005. On January 4, 2006,  Newcastle  announced that it was increasing its offer price to $1.50 per share,  extending the  termination  date of the offer to 5:00 pm, New York City time on Friday, January 27, 2006 and eliminating or amending a number of conditions  to its offer.  Newcastle now believes that the majority of the remaining  conditions are now solely in control of the Board of Directors of
Whitehall.

         Shareholders  who have  questions  or need  assistance  in voting their
GREEN proxy card are encouraged to call Newcastle's proxy solicitors,  MacKenzie
Partners, Inc. toll-free at (800) 322-2885.

         The  solicitation  and the  offer to buy  Whitehall  Jewellers,  Inc.'s common  stock is only  made  pursuant  to the  Offer  to  Purchase  and  related materials that  Newcastle  Partners,  L.P. and JWL  Acquisition  Corp.  filed on
December 5, 2005, as amended December 22, 2005, January 4, 2006, January 5, 2006 and January 9, 2006.  Stockholders should read the Offer to Purchase and related materials  carefully because they contain important  information,  including the terms and conditions of the offer. Stockholders can obtain the Offer to Purchase and related  materials free at the SEC's website at www.sec.gov,  from MacKenzie
Partners, the Information Agent for the offer, or from Newcastle Partners, L.P.

                   CERTAIN INFORMATION CONCERNING PARTICIPANTS

         Newcastle  Partners,  L.P.  ("Newcastle"),   together  with  the  other
Participants (as defined below),  has made a definitive filing with the SEC of a proxy statement (the "Definitive Proxy  Statement") and accompanying  proxy card to be used to solicit votes against proposals of Whitehall Jewellers,  Inc. (the
"Company")  relating to a pending financing  transaction between the Company and investment  funds  managed by Prentice  Capital  Management,  L.P.  and Holtzman

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 19 of 19 Pages
---------------------                                     ----------------------

Opportunity Fund, L.P. and for the election of its slate of director nominees at a special meeting of  stockholders  scheduled for January 19, 2006 (the "Special
Meeting").

NEWCASTLE  ADVISES ALL  STOCKHOLDERS  OF THE COMPANY TO READ THE PROXY STATEMENT
AND OTHER  PROXY  MATERIALS  RELATING  TO THE  SPECIAL  MEETING  AS THEY  BECOME
AVAILABLE BECAUSE THEY CONTAIN IMPORTANT  INFORMATION.  SUCH PROXY MATERIALS ARE
AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION,
THE PARTICIPANTS IN THE SOLICITATION WILL PROVIDE COPIES OF THE PROXY MATERIALS,
WITHOUT  CHARGE,  UPON  REQUEST.  REQUESTS FOR COPIES  SHOULD BE DIRECTED TO THE
PARTICIPANTS'  PROXY  SOLICITOR,  MACKENZIE  PARTNERS,  INC.,  AT ITS  TOLL-FREE
NUMBER: (800) 322-2885 OR BY E-MAIL AT: PROXY@MACKENZIEPARTNERS.COM.

THE  PARTICIPANTS  IN THE  PROXY  SOLICITATION  ARE  NEWCASTLE  PARTNERS,  L.P.,
NEWCASTLE  CAPITAL  MANAGEMENT,  L.P.,  NEWCASTLE  CAPITAL  GROUP,  L.L.C.,  JWL
ACQUISITION  CORP., MARK E. SCHWARZ,  STEVEN J. PULLY,  JOHN P. MURRAY,  MARK A.
FORMAN AND CLINTON J. COLEMAN (THE  "PARTICIPANTS").  INFORMATION  REGARDING THE
PARTICIPANTS AND THEIR DIRECT OR INDIRECT INTERESTS IS AVAILABLE IN THE SCHEDULE
13D JOINTLY  FILED WITH THE SEC ON APRIL 19, 2005,  AS  SUBSEQUENTLY  AMENDED ON
JULY 7, 2005, OCTOBER 27, 2005,  NOVEMBER 30, 2005,  DECEMBER 5, 2005,  DECEMBER
14,  2005,  DECEMBER  29,  2005,  JANUARY  5, 2006 AND  JANUARY  9, 2006 AND THE
DEFINITIVE PROXY STATEMENT.

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